Exhibit 5

TONGJITANG CHINESE MEDICINES COMPANY

RESTRICTED SHARES AWARD AGREEMENT

Name: CHEN, Yongcun Address: Suite 4209, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Signature: /s/ Yongcun Chen

2006 Share Incentive Plan

Grant: 50,000 ordinary shares (the “Restricted Shares”) of

            Tongjitang Chinese Medicines Company (the

            “Company”)

Grant Price: US$0.00 Per Share

Grant Date: August 13, 2007

Vesting Commencement Date: August 13, 2007

Effective on the Grant Date you have been granted the Restricted Shares of the Company, in accordance with the provisions of the Tongjitang Chinese Medicines Company 2006 Share Incentive Plan (the “Plan”) and subject to the restrictions, terms and conditions set forth herein.

The Restricted Shares will vest in accordance with the following schedule:

32% of the Restricted Shares will be vested on August 13, 2007,

32% of the Restricted Shares will be vested on June 30, 2008, and

36% of the Restricted Shares will be vested on June 30, 2009.

Once vested, the Restricted Shares will no longer be subject to forfeiture and the restrictions contained in this Agreement.

In the event of the termination of your employment or service for any reason, whether such termination is occasioned by you, by the Company or any of its Subsidiaries, with or without cause or by mutual agreement (“Termination of Service”), prior to vesting in the Restricted Shares, your right to any unvested Restricted Shares will terminate effective as of the earlier of: (i) the date that you give or are provided with written notice of Termination of Service, or (ii) if you are an employee of the Company or any of its Subsidiaries, the date that you are no longer actively employed and physically present on the premises of the Company or any of its Subsidiaries, regardless of any notice period or period of pay in lieu of such notice required under any applicable statute or the common law (each, the “Notice Period”). For greater clarity, you have no rights to vest in Restricted Shares during the Notice Period.

Notwithstanding the foregoing, the Restricted Shares will fully vest and no longer be subject to forfeiture and the restrictions contained in this Agreement if your Termination of Service is as a result of death.

Until vested, the Restricted Shares are not transferable and may not be sold, pledged or otherwise transferred.

The Company may but is not obligated to cause to be issued one or more share certificates, registered in your name, evidencing the Restricted Shares or may hold the Restricted Shares in book form. If the Company issues certificate(s) evidencing the Restricted Shares each such certificate will bear the following legend:

The shares represented by this certificate are subject to forfeiture and the transferability of this certificate and the shares represented hereby are subject to the restrictions, terms and conditions (including restrictions against transfer) contained in Tongjitang Chinese Medicines Company 2006 Share Incentive Plan and a Restricted Shares Award Agreement dated thereof, entered into between the registered owner of such shares and Tongjitang Chinese Medicines Company.

Each such certificate, together with powers duly executed in blank related to such Restricted Shares, will be deposited with the Secretary of the Company or a custodian designated by the Secretary. The Secretary or custodian will issue a receipt to you evidencing the certificates held that are registered in your name. Following the vesting of any of your Restricted Shares, the Company will cause to be issued and delivered to you certificates evidencing such Restricted Shares, free of the legend provided above.

You will not be entitled to receive dividends paid on the ordinary shares of the Company, if any, until the Restricted Shares are vested. You will not be entitled to vote the Restricted Shares until such Restricted Shares are vested. Only the vested portion of the Restricted Shares shall entitle the holder thereof to receive dividends, if any, and voting right.

The Company has the authority to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy applicable federal, state, local and foreign taxes arising from this Restricted Shares Award. You may satisfy your tax obligation, in whole or in part, by: (i) electing to have the Company withhold shares of your Restricted Shares otherwise to be delivered with a fair market value equal to the minimum amount of the tax withholding obligation; (ii) surrendering to the Company previously owned Restricted Shares with a fair market value equal to the minimum amount of the tax withholding obligation; or (iii) paying over to the Company in cash the amount of tax withholding obligation.

You acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. The Company, its affiliates and your employer hold certain personal information, including your name, home address and telephone number, date of birth, identification number, salary, nationality, job title, any shares awarded, cancelled, purchased, vested, unvested or outstanding in your favor, for the purpose of managing and administering the Plan (“Data”). The Company and its affiliates will transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in the PRC or elsewhere such as the European Economic Area or the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares on your behalf to a broker or other third party with whom you may elect to deposit any shares acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consent herein in writing by contacting the Company; however, withdrawing the consent may affect your ability to participate in the Plan.

Your participation in the Plan is voluntary. The value of the Restricted Shares Award is an extraordinary item of compensation outside the scope of your employment contract, if any. As such, the Restricted Shares Award is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pensions or retirement benefits or similar payments unless specifically and otherwise provided. Rather, the awarding of Restricted Shares under the Plan represents a mere investment opportunity.

This Restricted Shares Award is granted under and governed by the terms and conditions of the Plan. You acknowledge and agree that the Plan is discretionary in nature and may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time. The grant of a Restricted Shares Award under the Plan is a one-time benefit and does not create any contractual or other right to receive an award of Restricted Shares or benefits in lieu of Restricted Shares in the future. Future awards of Restricted Shares, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of the award, the number of shares, and vesting provisions. The Plan has been introduced voluntarily by the Company and in accordance with the provisions of the Plan may be terminated by the Company at any time. By execution of this Agreement, you consent to the provisions of the Plan and this Agreement. Defined terms used herein shall have the meaning set forth in the Plan, unless otherwise defined herein.

COMPANY:

TONGJITANG CHINESE MEDICINES COMPANY

/s/ Xiaochun Wang
Name: WANG, Xiaochun
Title: CEO

ACKNOWLEDGED AND AGREED BY:

/s/ Yongcun Chen
Name: CHEN, Yongcun